SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO 13d-2 (b)

(Amendment No.    )

Scholar Rock Holding Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

80706P103

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP #80706P103	Page 2 of 18

1	NAME OF REPORTING PERSONS Polaris Venture Partners VI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,676,311 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,676,311 (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,676,311 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.6% (2)
12	TYPE OF REPORTING PERSON PN

(1)

All such are held of record by PVP VI (as defined in Item 2(a) below). PVM VI (as defined in Item 2(a) below), the general partner of PVP VI, may be deemed to have voting, investment and dispositive power with respect to these securities. David Barrett, Brian Chee, Jonathan A. Flint, Terrance G. McGuire, Amir Nashat, a member of the Issuer’s board of directors, and Bryce Youngren are the managing members of PVM VI and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

Based on 25,237,160 shares of Common Stock outstanding as of November 1, 2018, as reported by the Issuer in its Form 10-Q for the quarter ended September 30, 2018, filed with the Securities and Exchange Commission on November 8, 2018.

CUSIP #80706P103	Page 3 of 18

1	NAME OF REPORTING PERSONS Polaris Venture Partners Founders’ Fund VI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 156,395 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 156,395 (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 156,395 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.6% (2)
12	TYPE OF REPORTING PERSON PN

(1)

All such are held of record by PVPFF VI (as defined in Item 2(a) below). PVM VI, the general partner of PVPFF VI, may be deemed to have voting, investment and dispositive power with respect to these securities. David Barrett, Brian Chee, Jonathan A. Flint, Terrance G. McGuire, Amir Nashat, a member of the Issuer’s board of directors, and Bryce Youngren are the managing members of PVM VI and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

Based on 25,237,160 shares of Common Stock outstanding as of November 1, 2018, as reported by the Issuer in its Form 10-Q for the quarter ended September 30, 2018, filed with the Securities and Exchange Commission on November 8, 2018.

CUSIP #80706P103	Page 4 of 18

1	NAME OF REPORTING PERSONS Polaris Venture Management Co VI, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,832,706 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,832,706 (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,832,706 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.2% (2)
12	TYPE OF REPORTING PERSON OO

(1)

2,676,311 of such shares are held of record by PVP VI and 156,395 of such shares are held of record by PVPFF VI. PVM VI, the general partner of each of PVP VI and PVPFF VI, may be deemed to have voting, investment and dispositive power with respect to these securities. David Barrett, Brian Chee, Jonathan A. Flint, Terrance G. McGuire, Amir Nashat, a member of the Issuer’s board of directors, and Bryce Youngren are the managing members of PVM VI and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

Based on 25,237,160 shares of Common Stock outstanding as of November 1, 2018, as reported by the Issuer in its Form 10-Q for the quarter ended September 30, 2018, filed with the Securities and Exchange Commission on November 8, 2018.

CUSIP #80706P103	Page 5 of 18

1	NAME OF REPORTING PERSONS David Barrett
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,832,706 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,832,706 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,832,706 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.2% (2)
12	TYPE OF REPORTING PERSON IN

(1)

2,676,311 of such shares are held of record by PVP VI and 156,395 of such shares are held of record by PVPFF VI. PVM VI, the general partner of each of PVP VI and PVPFF VI, may be deemed to have voting, investment and dispositive power with respect to these securities. David Barrett, Brian Chee, Jonathan A. Flint, Terrance G. McGuire, Amir Nashat, a member of the Issuer’s board of directors, and Bryce Youngren are the managing members of PVM VI and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

Based on 25,237,160 shares of Common Stock outstanding as of November 1, 2018, as reported by the Issuer in its Form 10-Q for the quarter ended September 30, 2018, filed with the Securities and Exchange Commission on November 8, 2018.

CUSIP #80706P103	Page 6 of 18

1	NAME OF REPORTING PERSONS Brian Chee
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,832,706 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,832,706 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,832,706 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.2% (2)
12	TYPE OF REPORTING PERSON IN

(1)

2,676,311 of such shares are held of record by PVP VI and 156,395 of such shares are held of record by PVPFF VI. PVM VI, the general partner of each of PVP VI and PVPFF VI, may be deemed to have voting, investment and dispositive power with respect to these securities. David Barrett, Brian Chee, Jonathan A. Flint, Terrance G. McGuire, Amir Nashat, a member of the Issuer’s board of directors, and Bryce Youngren are the managing members of PVM VI and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

Based on 25,237,160 shares of Common Stock outstanding as of November 1, 2018, as reported by the Issuer in its Form 10-Q for the quarter ended September 30, 2018, filed with the Securities and Exchange Commission on November 8, 2018.

CUSIP #80706P103	Page 7 of 18

1	NAME OF REPORTING PERSONS Jonathan A. Flint
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,832,706 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,832,706 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,832,706 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.2% (2)
12	TYPE OF REPORTING PERSON IN

(1)

2,676,311 of such shares are held of record by PVP VI and 156,395 of such shares are held of record by PVPFF VI. PVM VI, the general partner of each of PVP VI and PVPFF VI, may be deemed to have voting, investment and dispositive power with respect to these securities. David Barrett, Brian Chee, Jonathan A. Flint, Terrance G. McGuire, Amir Nashat, a member of the Issuer’s board of directors, and Bryce Youngren are the managing members of PVM VI and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

Based on 25,237,160 shares of Common Stock outstanding as of November 1, 2018, as reported by the Issuer in its Form 10-Q for the quarter ended September 30, 2018, filed with the Securities and Exchange Commission on November 8, 2018.

CUSIP #80706P103	Page 8 of 18

1	NAME OF REPORTING PERSONS Terrance G. McGuire
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,832,706 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,832,706 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,832,706 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.2% (2)
12	TYPE OF REPORTING PERSON IN

(1)

2,676,311 of such shares are held of record by PVP VI and 156,395 of such shares are held of record by PVPFF VI. PVM VI, the general partner of each of PVP VI and PVPFF VI, may be deemed to have voting, investment and dispositive power with respect to these securities. David Barrett, Brian Chee, Jonathan A. Flint, Terrance G. McGuire, Amir Nashat, a member of the Issuer’s board of directors, and Bryce Youngren are the managing members of PVM VI and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

Based on 25,237,160 shares of Common Stock outstanding as of November 1, 2018, as reported by the Issuer in its Form 10-Q for the quarter ended September 30, 2018, filed with the Securities and Exchange Commission on November 8, 2018.

CUSIP #80706P103	Page 9 of 18

1	NAME OF REPORTING PERSONS Amir Nashat
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 5,079 (1)
	6	SHARED VOTING POWER 2,832,706 (2)
	7	SOLE DISPOSITIVE POWER 5,079 (1)
	8	SHARED DISPOSITIVE POWER 2,832,706 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,837,785 (1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.2% (3)
12	TYPE OF REPORTING PERSON IN

(1)

The shares reported in row 5 and 7 above consist of Common Stock subject to stock option awards that have been granted to Nashat in his capacity as a director of the Issuer and that are exercisable as of or within 60 days after December 31, 2018.

(2)

2,676,311 of such shares are held of record by PVP VI, 156,395 of such shares are held of record by PVPFF VI and 5,079 of such shares are held directly by Amir Nashat. PVM VI, the general partner of each of PVP VI and PVPFF VI, may be deemed to have voting, investment and dispositive power with respect to the shares held by PVP VI and PVPFF VI. David Barrett, Brian Chee, Jonathan A. Flint, Terrance G. McGuire, Amir Nashat, a member of the Issuer’s board of directors, and Bryce Youngren are the managing members of PVM VI and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(3)

Based on 25,242,239 shares of Common Stock, calculated as follows: (i) 5,079 shares of Common Stock subject to stock option awards that have been granted to Mr. Nashat in his capacity as a director of the Issuer and that are exercisable as of or within 60 days after December 31, 2018 plus (ii) 25,237,160 outstanding as of November 1, 2018, as reported by the Issuer in its Form 10-Q for the quarter ended September 30, 2018, filed with the Securities and Exchange Commission on November 8, 2018.

CUSIP #80706P103	Page 10 of 18

1	NAME OF REPORTING PERSONS Bryce Youngren
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,832,706 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,832,706 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,832,706 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.2% (2)
12	TYPE OF REPORTING PERSON IN

(1)

2,676,311 of such shares are held of record by PVP VI and 156,395 of such shares are held of record by PVPFF VI. PVM VI, the general partner of each of PVP VI and PVPFF VI, may be deemed to have voting, investment and dispositive power with respect to these securities. David Barrett, Brian Chee, Jonathan A. Flint, Terrance G. McGuire, Amir Nashat, a member of the Issuer’s board of directors, and Bryce Youngren are the managing members of PVM VI and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

Based on 25,237,160 shares of Common Stock outstanding as of November 1, 2018, as reported by the Issuer in its Form 10-Q for the quarter ended September 30, 2018, filed with the Securities and Exchange Commission on November 8, 2018.

SCHEDULE 13G

CUSIP #80706P103	Page 11 of 18

ITEM 1(A).	NAME OF ISSUER

Scholar Rock Holding Corporation (the “Issuer”)

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

620 Memorial Drive, 2nd Floor

Cambridge, MA 02139

ITEM 2(A).	NAME OF PERSONS FILING

This Schedule 13G is being filed on behalf of each of the following persons: Polaris Venture Partners VI, L.P. (“PVP VI”), Polaris Venture Partners Founders’ Fund VI, L.P. (“PVPFF VI”), Polaris Venture Management Co. VI, L.L.C. (“PVM VI”), David Barrett (“Barrett”), Brian Chee (“Chee”), Jonathan A. Flint (“Flint”), Terrance G. McGuire (“McGuire”), Amir Nashat (“Nashat”), a member of the Issuer’s board of directors, and Bryce Youngren (“Youngren”), and. The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

Barrett, Chee, Flint, McGuire, Nashat and Youngren are the managing members of PVM VI (the sole general partner of each of PVP VI and PVPFF VI). To the extent feasible, PVPFF VI invests alongside PVP VI.

ITEM 2(B).	ADDRESS OF PRINCIPAL OFFICE

The address for each of the Reporting Persons except for Chee is:

c/o Polaris Partners

One Marina Park Drive, 10th Floor

Boston, MA 02210

The address for Chee is:

c/o Polaris Partners

1 Letterman Drive

Building C, Suite 3600

San Francisco, CA 94129

ITEM 2(C).	CITIZENSHIP

PVP VI and PVPFF VI are limited partnerships organized under the laws of the State of Delaware. PVM VI is a limited liability company organized under the laws of the State of Delaware.

Barrett, Chee, Flint, McGuire, Nashat and Youngren are United States citizens.

ITEM 2(D).	TITLE OF CLASS OF SECURITIES

Common Stock, par value $0.001 per share

ITEM 2(E)	CUSIP NUMBER

80706P103

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

Not applicable.

ITEM 4.	OWNERSHIP

The approximate percentages of Common Stock reported as beneficially owned by the Reporting Persons are based upon 25,237,160 shares of Common Stock outstanding as of November 1, 2018, as reported on the Issuer’s Form 10-Q Quarterly Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, as filed with the United States Securities and Exchange Commission on November 8, 2018, plus in the case of Nashat 5,079 shares of Common Stock subject to stock option awards that have been granted to Nashat in his capacity as a director of the Issuer and that are exercisable as of or within 60 days after December 31, 2018.

The following information with respect to the ownership of the common stock of the Issuer by the Reporting Persons filing this Statement is provided as of December 31, 2018:

(a) Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b) Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii) Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii) Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv) Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances set forth in the limited partnership agreement of each PVP VI and PVPFF VI, and the limited liability company agreement of PVM VI, the general and limited partners or members of each such entity, as applicable, may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner or member, as applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

See Exhibit A.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable

ITEM 10.	CERTIFICATION.

Not applicable

CUSIP #80706P103	Page 14 of 18

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2019

POLARIS VENTURE PARTNERS VI, L.P.
By:	Polaris Venture Management Co. VI, L.L.C.

By:	*
Authorized Signatory

POLARIS VENTURE PARTNERS FOUNDERS’ FUND VI, L.P.

By:	Polaris Venture Management Co. VI, L.L.C.

By:	*
Authorized Signatory

POLARIS VENTURE MANAGEMENT CO. VI, L.L.C.

By:	*
Authorized Signatory

CUSIP #80706P103	Page 15 of 18

JONATHAN A. FLINT

By:	*
Jonathan A. Flint
TERRANCE G. MCGUIRE

By:	*
Terrance G. McGuire

BRYCE YOUNGREN

By:	*
Bryce Youngren
DAVID BARRETT

By:	*
David Barrett

BRIAN CHEE

By:	*
Brian Chee
AMIR NASHAT

By:	*
Amir Nashat

*By:	/s/ Max Eisenberg
Name:	Max Eisenberg
Attorney-in-Fact

[This Schedule 13G was executed pursuant to a Power of Attorney. Note that copies of the applicable Powers of Attorney are already on file with the appropriate agencies.]

CUSIP #80706P103	Page 16 of 18

EXHIBIT INDEX

Exhibit	Found on Sequentially Numbered Page
Exhibit A: Agreement of Joint Filing	—